SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

AXIL BRANDS, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
76151R206
(CUSIP Number)
Jeff Toghraie c/o AXIL Brands, Inc. 901 S. Fremont Avenue, Unit 158 Alhambra, California 91803 (888) 638-8883
With a copy to: Jurgita Ashley Thompson Hine LLP 3900 Key Center 127 Public Square Cleveland, Ohio 44114
(216) 566-5500 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76151R206	13D	Page 2 of 7 Pages

1	Name of Reporting Person

Jeff Toghraie
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds

PF, AF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

0
8	Shared Voting Power

2,521,700(1)(2)
9	Sole Dispositive Power

155,000(3)
10	Shared Dispositive Power

2,019,538(1)(4)
11	Aggregate Amount Beneficially Owned by Reporting Person

3,449,538(1)(2)(3)(4)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

47.1%
14	Type of Reporting Person

IN

___________

(1)	Includes 1,246,700 shares of Common Stock held directly by Intrepid, of which Mr. Toghraie is the managing director.
(2)	Includes 1,275,000 shares of Common Stock held directly by Don Frank Nathaniel Vasquez. Intrepid and Mr. Vasquez are party to a Voting Agreement and Irrevocable Proxy, pursuant to which Intrepid is authorized to vote and exercise all voting rights with respect to 1,275,000 shares of Common Stock held directly by Mr. Vasquez.
(3)	Includes 155,000 shares of Common Stock that may be acquired pursuant to the exercise of stock options that are exercisable within 60 days of the filing of this Statement.
(4)	Includes 772,838 shares of Common Stock that may be acquired upon the conversion of Preferred Stock held by Intrepid. The Preferred Stock is convertible into shares of Common Stock on a twenty-for-one basis, at the option of the holder; provided, that the holder may not convert that number of shares of Preferred Stock which would cause the holder to become the beneficial owner of more than 5% of the Common Stock, as determined in accordance with Sections 13(d) and (g) of the Exchange Act and the rules and regulations thereunder.

CUSIP No. 76151R206	13D	Page 3 of 7 Pages

1	Name of Reporting Person

Intrepid Global Advisors, Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds

PF, WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

0
8	Shared Voting Power

2,521,700(1)(2)
9	Sole Dispositive Power

0
10	Shared Dispositive Power

2,019,538(1)(3)
11	Aggregate Amount Beneficially Owned by Reporting Person

3,294,538(1)(2)(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

46.0%
14	Type of Reporting Person

CO

___________

(1)	Includes 1,246,700 shares of Common Stock held directly by Intrepid, of which Mr. Toghraie is the managing director.
(2)	Includes 1,275,000 shares of Common Stock held directly by Don Frank Nathaniel Vasquez. Intrepid and Mr. Vasquez are party to a Voting Agreement and Irrevocable Proxy, pursuant to which Intrepid is authorized to vote and exercise all voting rights with respect to 1,275,000 shares of Common Stock held directly by Mr. Vasquez.
(3)	Includes 772,838 shares of Common Stock that may be acquired upon the conversion of Preferred Stock held by Intrepid. The Preferred Stock is convertible into shares of Common Stock on a twenty-for-one basis, at the option of the holder; provided, that the holder may not convert that number of shares of Preferred Stock which would cause the holder to become the beneficial owner of more than 5% of the Common Stock, as determined in accordance with Sections 13(d) and (g) of the Exchange Act and the rules and regulations thereunder.

CUSIP No. 76151R206	13D	Page 4 of 7 Pages

1	Name of Reporting Person

Don Frank Nathaniel Vasquez
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds

PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

1,251
8	Shared Voting Power

1,275,000(1)
9	Sole Dispositive Power

1,276,251
10	Shared Dispositive Power

0
11	Aggregate Amount Beneficially Owned by Reporting Person

1,276,251
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

20.0%
14	Type of Reporting Person

IN

___________

(1)	Intrepid and Mr. Vasquez are party to a Voting Agreement and Irrevocable Proxy, pursuant to which Intrepid is authorized to vote and exercise all voting rights with respect to 1,275,000 shares of Common Stock held directly by Mr. Vasquez.

CUSIP No. 76151R206	13D	Page 5 of 7 Pages

This Amendment No. 5 to Statement of Beneficial Ownership on Schedule 13D (this "Amendment No. 5") amends the Statement of Beneficial Ownership on Schedule 13D filed by Jeff Toghraie on September 9, 2022 (as amended by the Reporting Persons, the "Schedule 13D" or "Statement"). Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 5, the Schedule 13D remains unchanged.

This Amendment No. 5 is being filed to reflect the change in percentage of beneficial ownership held by the Reporting Persons as a result of a change in outstanding shares of Common Stock of the Company.

Item 5. Interest in Securities of the Issuer.

(a)

Mr. Toghraie may be deemed to beneficially own, in the aggregate, 3,449,538 shares of Common Stock, which represents approximately 47.1% of the Company's outstanding shares of Common Stock, consisting of 1,246,700 shares of Common Stock held directly by Intrepid; 1,275,000 shares of Common Stock held directly by Mr. Vasquez over which Intrepid has voting rights; 155,000 shares of Common Stock issuable upon the exercise of options held by Mr. Toghraie that are exercisable within 60 days of the filing of this Statement; and 772,838 shares of Common Stock that may be acquired upon the conversion of Preferred Stock held directly by Intrepid. Mr. Toghraie's options have an exercise price of $1.80 per share, were granted on May 10, 2022 and expire on April 20, 2032, and vest as follows: 25% of the original grant amount vested September 1, 2022 and the remainder vests in 24 equal monthly installments on the first day of each month, beginning October 1, 2022. The Preferred Stock is convertible into shares of Common Stock on a twenty-for-one basis, at the option of the holder; provided, that the holder may not convert that number of shares of Preferred Stock which would cause the holder to become the beneficial owner of more than 5% of the Common Stock, as determined in accordance with Sections 13(d) and (g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder.

Intrepid may be deemed to beneficially own, in the aggregate, 3,294,538 shares of Common Stock, which represents approximately 46.0% of the Company's outstanding shares of Common Stock, consisting of 1,246,700 shares of Common Stock held directly by Intrepid; 772,838 shares of Common Stock that may be acquired upon the conversion of Preferred Stock held directly by Intrepid; and 1,275,000 shares of Common Stock held directly by Mr. Vasquez over which Intrepid has voting rights.

Mr. Vasquez may be deemed to beneficially own, in the aggregate, 1,276,251 shares of Common Stock, which represents approximately 20.0% of the Company’s outstanding shares of Common Stock.

Each percentage ownership of Common Stock set forth in this Statement is based on 6,393,939 shares of Common Stock reported by the Company as outstanding as of August 6, 2024 in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on August 15, 2024.

(b)

Mr. Toghraie has sole dispositive power over 155,000 shares of Common Stock. Mr. Toghraie and Intrepid share voting power over 2,521,700 shares of Common Stock and share dispositive power over 2,019,538 shares of Common Stock. Mr. Vasquez has sole voting power over 1,251 shares of Common Stock, shared voting power over 1,275,000 shares of Common Stock, and sole dispositive power over 1,276,251 shares of Common Stock.

(c)	No transactions in the Common Stock have been effected by the Reporting Persons during the past 60 days.

CUSIP No. 76151R206	13D	Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Intrepid and Mr. Vasquez are party to a Voting Agreement and Irrevocable Proxy, dated October 17, 2023, pursuant to which Intrepid is authorized to vote and exercise all voting rights with respect to 1,275,000 shares of Common Stock held directly by Mr. Vasquez. The terms of the Voting Agreement and Irrevocable Proxy will expire on the earlier of: (i) October 17, 2026, (ii) such date and time designated by Intrepid in a written notice to Mr. Vasquez or (iii) the written agreement of Intrepid and Mr. Vasquez to terminate such agreement.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

CUSIP No. 76151R206	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: August 16, 2024

JEFF TOGHRAIE

By:	/s/ Jeff Toghraie
Jeff Toghraie

INTREPID GLOBAL ADVISORS, INC.

By:	/s/ Jeff Toghraie
Jeff Toghraie Managing Director

DON FRANK NATHANIEL VASQUEZ

By:	/s/ Don Frank Nathaniel Vasquez
Don Frank Nathaniel Vasquez